

VIA FACSIMILE AND U.S. MAIL

March 29, 2006

Peter S. Hellman
Chief Financial and Administrative Officer
Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145

> **RE: Form 10-K for Fiscal Year Ended October 30, 2005**
>   **File No. 0-7977**

Dear Mr. Hellman:

We have reviewed your letter dated March 13, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED OCTOBER 30, 2005


Financial Statements

Note 1 – Significant accounting policies, page 26

General

1. We have read your response to comment five from our letter dated February 17, 2006. As previously requested, please provide us with your proposed revised disclosure regarding the types of expenses that you include in the cost of sales line item in a manner similar to what you described in your supplemental response. Please also include in your proposed disclosure the types of costs that are included in the selling and administrative expenses line item.

<u>Note 3 – Retirement, pension and other postretirement plans, page 30</u>

2. We have read your response to comment six from our letter dated February 17, 2006. Please tell us the amounts of the benefit obligations of your foreign plans and your domestic plans as of October 30, 2005. On page thirteen, you indicate that U.S. plans comprise of 80% of worldwide pension obligations. Please tell us why you do not consider 20% of total benefit obligations related to foreign plans to be significant relative to the total benefit obligations for all plans. Please also tell us whether your foreign plans use the same assumptions as your domestic plans, what the assumptions are, and why you believe they are similar. Refer to paragraphs 7 and B23 of SFAS 132(R).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief